Exhibit 23.3

June 10, 2008

Dune Energy, Inc.

Two Shell Plaza

777 Walker Street, Suite 2450

Houston, Texas 77002

Ladies and Gentlemen:

We hereby consent to the incorporation by reference in this Registration Statement of Dune Energy, Inc. (the “Company”) on Form S-3 filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, relating to its Registration Statement on Form S-3, as amended (No. 333-145477), of the use therein of the name Cawley, Gillespie & Associates, Inc. and to the incorporation by reference therein of our reserve report of the “Goldking Operating Company interests as of December 31, 2006 in the Total Proved Reserves for Bayou, Live Oak & Hilcorp Properties et al. Louisiana & Texas.”

We also consent to the incorporation by reference of this consent in other registration statements filed pursuant to Rule 462(b) relating to that offering.

Very truly yours,

/s/ W. Todd Brooker, P.E.

Cawley, Gillespie &

Associates, Inc.